Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2025

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2025

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	September 30,
	2024	2025
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	10,436	7,914
Short-term bank deposits	9,126	17,298
Trade receivables	2,476	-
Prepaid expenses	443	432
Other receivables	1,478	699
Inventory	3,145	2,181
Total current assets	27,104	28,524

NON-CURRENT ASSETS
Property and equipment, net	386	168
Right-of-use assets, net	967	724
Intangible assets, net	10,449	10,388
Total non-current assets	11,802	11,280
Total assets	38,906	39,804

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	4,479	4,479
Accounts payable and accruals:
Trade	5,583	3,537
Other	3,131	2,127
Current maturities of lease liabilities	522	297
Warrants	1,691	3,229
Total current liabilities	15,406	13,669

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	8,958	5,599
Lease liabilities	1,081	1,003
Total non-current liabilities	10,039	6,602
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,445	20,271

EQUITY
Ordinary shares	38,097	73,428
Share premium	353,693	327,257
Warrants	5,367	3,686
Capital reserve	17,547	16,195
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(399,827)	(399,617)
Total equity	13,461	19,533
Total liabilities and equity	38,906	39,804

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	in USD thousands		in USD thousands
REVENUES:
License revenues	3,221	427	12,702	986
Product sales, net	1,722	-	4,489	-
Total revenues	4,943	427	17,191	986
COST OF REVENUES	(822)	(84)	(3,174)	(190)
GROSS PROFIT	4,121	343	14,017	796
RESEARCH AND DEVELOPMENT EXPENSES	(2,565)	(1,719)	(7,284)	(5,668)
SALES AND MARKETING EXPENSES	(5,553)	-	(18,310)	-
GENERAL AND ADMINISTRATIVE EXPENSES	(1,390)	(831)	(4,405)	(2,029)
OPERATING LOSS	(5,387)	(2,207)	(15,982)	(6,901)
NON-OPERATING INCOME (EXPENSES), NET	756	1,157	13,053	6,950
FINANCIAL INCOME	434	377	1,534	1,161
FINANCIAL EXPENSES	(1,625)	(304)	(4,639)	(1,000)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(5,822)	(977)	(6,034)	210

	in USD		in USD
EARNINGS )LOSS( PER ORDINARY SHARE - BASIC AND DILUTED	(0.00)	(0.00)	(0.01)	0.00

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF BASIC AND DILUTED EARNINGS )LOSS( PER ORDINARY SHARE	1,199,485,845	2,607,025,540	1,161,448,634	2,399,573,101

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2024	31,355	355,482	1,408	17,000	(1,416)	(390,606)	13,223
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2024:
Issuance of share capital, net	3,056	(3,056)	-	-	-	-	-
Employee stock options exercised	19	56	-	(48)	-	-	27
Employee stock options expired	-	523	-	(523)	-	-	-
Share-based compensation	-	-	-	1,289	-	-	1,289
Comprehensive loss for the period	-	-	-	-	-	(6,034)	(6,034)
BALANCE AT SEPTEMBER 30, 2024	34,430	353,005	1,408	17,718	(1,416)	(396,640)	8,505

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2025	38,097	353,693	5,367	17,547	(1,416)	(399,827)	13,461
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2025:
Issuance of share capital, pre-funded warrants and warrants, net	27,273	(22,260)	501	-	-	-	5,514
Pre-funded warrants exercised	8,058	(5,876)	(2,182)	-	-	-	-
Employee stock options expired	-	1,700	-	(1,700)	-	-	-
Share-based compensation	-	-	-	348	-	-	348
Comprehensive income for the period	-	-	-	-	-	210	210
BALANCE AT SEPTEMBER 30, 2025	73,428	327,257	3,686	16,195	(1,416)	(399,617)	19,533

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2024	2025
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive income (loss) for the period	(6,034)	210
Adjustments required to reflect net cash used in operating activities (see appendix below)	(29,229)	(5,084)
Net cash used in operating activities	(35,263)	(4,874)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(26,350)	(29,027)
Maturities of short-term deposits	44,626	20,819
Purchase of property and equipment	(59)	-
Net cash provided by (used in) investing activities	18,217	(8,208)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital, pre-funded warrants and warrants, net of issuance costs	5,358	13,894
Employee stock options exercised	27	-
Net proceeds from loan	19,223	-
Repayments of loan	(2,461)	(3,359)
Repayments of lease liabilities	(380)	(399)
Net cash provided by financing activities	21,767	10,136

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,721	(2,946)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	4,255	10,436
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(140)	424
CASH AND CASH EQUIVALENTS - END OF PERIOD	8,836	7,914

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2024	2025
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	2,213	460
Exchange differences on cash and cash equivalents	140	(424)
Fair value adjustments of warrants	(13,567)	(7,544)
Share-based compensation	1,289	348
Interest on short-term deposits	126	36
Interest on loan	1,269	-
Exchange differences on lease liabilities	67	158
Warrant issuance costs	642	702
	(7,821)	(6,264)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(3,253)	2,476
Decrease in prepaid expenses and other receivables	357	790
Decrease (increase) in inventory	(1,591)	964
Decrease in accounts payable and accruals	(6,219)	(3,050)
Decrease in contract liabilities	(10,702)	-
	(21,408)	1,180
	(29,229)	(5,084)

Supplemental information on interest received in cash	1,644	874

Supplemental information on interest paid in cash	1,586	1,126

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	305	62

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.
General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development (primarily in clinical stages) and commercialization of therapeutics, with a focus on the fields of oncology and hematology.
The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange. Each ADS represents 600 ordinary shares.
The Company has one wholly owned subsidiary, BioLineRx USA, Inc., incorporated in the U.S., which had been engaged in commercialization activities associated with the launch of motixafortide for stem-cell mobilization in the U.S., and which is now substantially inactive since the end of 2024 (see below). In addition, the Company is the controlling shareholder of Tetragon Biosciences Ltd. (“Tetragon”), a company incorporated in Israel for the development and commercialization of GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors (see Note 9).
In September 2023, the U.S. Food and Drug Administration (“FDA”) approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and the Company began to independently commercialize motixafortide in the U.S.
In October 2023, the Company out-licensed the rights to motixafortide for all indications in substantially all of Asia, and in November 2024, the Company out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors, and closed on an equity investment. In connection with the November 2024 transactions, the Company shut down its independent commercialization activities in the U.S., and entered into an agreement to repay a substantial portion of its outstanding debt, as well as restructure the remaining debt balance. Following these actions, the Company has refocused its operations on development activities in Israel in the fields of oncology (including solid tumors) and rare diseases, at a significantly reduced annual cash burn rate.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

b.
War in Israel

On October 7, 2023, an unprecedented invasion was launched against Israel from the Gaza Strip by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border and other areas within the country, attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli civilian population. These attacks resulted in extensive deaths, injuries and the kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas, with commencement of a military campaign against the terrorist organization, in parallel to its continued rocket and terror attacks. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement controlling parts of Yemen, and with Iran. It is also possible that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. On October 9, 2025, Israel, Hamas, the US, and other counties in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas.

In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 12, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. On June 24, 2025, a ceasefire was reached, and since such date there has been no further escalation of hostilities between Israel and Iran.
The length and severity of the current conflicts in Gaza, Lebanon, Iran and the broader region is unknown at this time, and there can be no assurance that the ceasefires will hold or that military activities and hostilities will not continue to exist at varying levels of intensity. Any or all of these situations may potentially escalate in the future to more violent events or a greater regional conflict.
The Company’s headquarters and principal development operations are located in the State of Israel. In addition, all of its key employees, officers and directors are residents of Israel. The ongoing war and other hostilities in Israel have not, to date, materially impacted the Company’s business or operations. Nevertheless, since these are events beyond the Company’s control, their continuation or cessation may affect the Company’s operations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

c.
Going concern

The Company has incurred accumulated losses in the amount of $400 million through September 30, 2025, and it expects to continue incurring losses and negative cash flows from operations until the cash flows from its strategic partnerships reach a level to offset its ongoing development costs. In this regard, Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2027.
The Company’s cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risks inherent in the Company’s operations indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.
Management’s plans include the realization of capital inflows from its strategic partnerships and, if and when required, raising capital through the issuance of debt or equity securities. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in realizing the potential cash flows from its strategic partnerships and/or in raising capital, it may need to reduce activities, or curtail or cease operations.

d.
Approval of financial statements

The unaudited condensed consolidated interim financial statements of the Company as of September 30, 2025, and for the three and nine months then ended, were approved by the Board of Directors on November 19, 2025, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2025 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS®”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2024 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS Accounting Standards. The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars across the globe (including the Israel-Hamas war) on the Company’s activities, and the resulting effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets, license revenue recognition and fair value of warrants. In this regard, U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions. As of the date of release of these financial statements, the Company estimates there are no material effects of those geopolitical tensions on its financial position and results of operations.

NOTE 3 – MATERIAL ACCOUNTING POLICIES

a.
General

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2024 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 – MATERIAL ACCOUNTING POLICIES (cont.)

b.
New international financial reporting standards, amendments to standards and new interpretations

IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces the international accounting standard IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income, as follows: (1) operating profit and (2) profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investing and financing. The standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes to the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statement disclosures.

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as a sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the nine months ended September 30, 2025, 772,264 ADSs were issued for total net proceeds of $5.0 million. From the effective date of the agreement through the issuance date of this report, 825,010 ADSs have been sold under the program for total net proceeds of $9.2 million.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – CONTINGENT LIABILITIES

In June 2024, Biokine Therapeutics Ltd. (“Biokine”), filed a complaint with the District Court of Jerusalem against the Company. The complaint alleged breach of contract and a purported failure to make certain payments to Biokine under the Company’s in-licensing agreement with Biokine for motixafortide. The lawsuit sought compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine. The Company filed a statement of defense in November 2024. In November 2024, the Company and Biokine entered into an agreement to refer the dispute to arbitration, and the claim was withdrawn. During the first quarter of 2025, Biokine filed an updated complaint under the arbitration, increasing the damages to the amount of approximately $7.2 million. The outcome of the arbitration is uncertain at this point. Nevertheless, management of the Company believes the claims in the arbitration are without merit and intends to vigorously defend itself against such action.

NOTE 6 – FINANCINGS

a.
Securities purchase agreement – Highbridge

In November 2024, the Company completed a registered direct offering to certain funds associated with Highbridge Capital Management LLC (“Highbridge”) of 103,037 ADSs and 308,749 pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $21.86 and $21.85, respectively. The Company also issued to the investors unregistered ordinary warrants to purchase an aggregate of 205,893 ADSs. Gross proceeds from the offering totaled $9.0 million, with net proceeds of $8.9 million, after deducting fees and expenses.
The pre-funded warrants are exercisable immediately, do not expire until exercised in full, and have an exercise price of $0.004 per ADS. The ordinary warrants are exercisable immediately, expire four years from the date of issuance, and have an exercise price of $23.60 per ADS.
A holder of the pre-funded or ordinary warrants cannot exercise such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding share capital of the Company immediately after giving effect to such exercise.
The ordinary warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.
The pre-funded warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the ordinary warrants.

The fair value of the ordinary warrants is computed using the Black-Scholes option pricing model. The fair value of the ordinary warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.19%, and an average standard deviation of 84.5%. The gross consideration initially allocated to ordinary warrants amounted to $2,721,000, with total issuance costs initially allocated to the ordinary warrants amounting to $27,000.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – FINANCINGS (cont.)

a.
Securities purchase agreement – Highbridge (cont.)

The fair value of the ordinary warrants amounted to $209,000 as of September 30, 2025, and was based on the then current price of an ADS, a risk-free interest rate of 3.6%, an average standard deviation of 97.0%, and on the remaining contractual life of the ordinary warrants.

The changes in fair value for the three and nine months ended September 30, 2025 of $95,000 and $536,000, respectively, have been recorded as non-operating income in the statement of comprehensive income (loss).

During the nine months ended September 30, 2025, 101,357 of the pre-funded warrants were exercised, and none of the ordinary warrants were exercised.

b.
January 2025 offering

In January 2025, the Company completed a registered direct offering to certain institutional investors of 858,303 ADSs and 391,697 pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $8.00 and $7.996, respectively. The Company also issued to investors in the offering unregistered ordinary warrants to purchase an aggregate of 1,250,000 ADSs. The pre-funded warrants are exercisable immediately, do not expire until exercised in full, and have an exercise price of $0.004 per ADS. The ordinary warrants are exercisable immediately, expire five years from the date of issuance, and have an exercise price of $8.00 per ADS. A holder of the pre-funded or ordinary warrants cannot exercise such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the outstanding share capital of the Company immediately after giving effect to such exercise.
In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 62,500 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $10.00 per ADS. The offering consideration allocated to the placement agent warrants amounted to $0.5 million.
Gross proceeds from the offering totaled $10.0 million, with net proceeds of $8.9 million, after deducting fees and expenses.

The investors’ ordinary warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – FINANCINGS (cont.)

b.
January 2025 offering (cont.)

The pre-funded warrants have been classified in shareholders’ equity. The fair value of the ordinary warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the ordinary warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.41%, and an average standard deviation of 90.2%. The fair value initially allocated to the investor ordinary warrants amounted to $10.4 million, with total issuance costs initially allocated to the ordinary warrants amounting to $0.7 million.

Due to a difference between the fair value at initial recognition and the transaction price (“Day 1 loss”), upon initial recognition, the fair value of the ordinary warrants was adjusted by the amount of $1.4 million, to reflect the unrecognized day 1 loss. Following initial recognition, the unrecognized day 1 loss of the warrants is being amortized over its contractual life.

The fair value of the ordinary warrants amounted to $2,695,000 as of September 30, 2025, and was based on the then current price of an ADS, a risk-free interest rate of 3.74%, an average standard deviation of 90.0%, and on the remaining contractual life of the warrants. The changes in fair value for the three months and nine months ended September 30, 2025, amounting to $888,000 and $6,388,000, respectively, have been recorded as a non-operating income in the statement of comprehensive income (loss).

As of September 30, 2025, all of the pre-funded warrants had been exercised, and none of the ordinary warrants had been exercised.

In accordance with IFRS 2, the placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 – FAIR VALUE MEASUREMENT OF WARRANTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

Warrants
in USD thousands
Balance as of December 31, 2024	1,691
Changes during 2025:
Issuances	10,465
Day One loss	(1,383)
Recognition of Day One loss within profit or loss	245
Changes in fair value through profit and loss	(7,789)
Balance as of September 30, 2025	3,229

NOTE 8 – SHAREHOLDERS’ EQUITY

As of December 31, 2024 and September 30, 2025, the Company’s share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2024	2025

Authorized share capital	5,000,000,000	20,000,000,000

Issued and paid-up share capital	1,336,670,575	2,610,814,390

	In USD and NIS
	December 31,	September 30,
	2024	2025

Authorized share capital (in NIS)	500,000,000	2,000,000,000

Issued and paid-up share capital (in NIS)	133,667,057	261,081,439
Issued and paid-up share capital (in USD)	38,096,940	73,428,375

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 9 – COLLABORATION TRANSACTION FOR DEVELOPMENT OF GLIX1

On September 29, 2025, the Company entered into a collaboration transaction with Hemispherian AS, a Norwegian corporation (“Hemispherian”), for the development, clinical evaluation and commercialization of GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors. As part of the transaction, (i) the Company and Hemispherian entered into a Collaboration and Shareholders Agreement (the “Collaboration Agreement”), which governs the ownership, governance, funding, administration, and related operational and commercial terms of a newly-created company (Tetragon) owned by the Company and Hemispherian, and (ii) Hemispherian and Tetragon entered into an Asset Transfer Agreement (the “ATA”), pursuant to which Hemispherian transferred to Tetragon certain intellectual property, regulatory filings, know-how, and related assets primarily in respect of GLIX1, Hemispherian’s lead compound (the “Transferred Assets”).

Pursuant to the Collaboration Agreement, Hemispherian will initially hold 60% of the issued share capital of Tetragon, and the Company will hold the remaining 40%. As consideration for Hemispherian’s contribution of the Transferred Assets, the Company has agreed to invest $5 million in Tetragon (the “Threshold Amount”) within 36 months as of the date of the Collaboration Agreement, in tranches according to a development plan, which period may be extended by an additional six months upon the occurrence of certain events as specified in the Collaboration Agreement (the “Threshold Term”). If the Company does not invest the full Threshold Amount by the end of the Threshold Term, Hemispherian will have the right to repurchase, for nominal consideration, a pro rata portion of the Company’s shares in Tetragon corresponding to the unfunded portion of the Threshold Amount.

Following the investment of the Threshold Amount, the Company may make additional investments in Tetragon. For each incremental $1 million invested by the Company beyond the Threshold Amount, the Company will be entitled to an additional 1% equity interest, up to an aggregate maximum ownership of 70%. Following the attainment of a 50% stake by the Company in Tetragon, Hemispherian will have the right to co-invest alongside the Company on the same terms in order to maintain a 50% ownership stake in Tetragon.

Furthermore, under the terms of the Collaboration Agreement, the Company will be responsible for managing and implementing Tetragon’s activities and overseeing its operations, budget, and expenses. Following the closing, Tetragon will pay Hemispherian a monthly advisory fee of $80,000 for a period of 24 months or until the termination of the collaboration, whichever occurs first.

The Collaboration Agreement provides for the establishment of a board of directors of Tetragon as well as a steering committee with joint representation from both the Company and Hemispherian. The Company holds the deciding vote in the event of any deadlock on either of such corporate bodies. Tetragon has a first look right, as well as a right of first refusal, on other assets in Hemispherian’s pipeline for defined periods specified in the ATA.

The ATA and the Collaboration Agreement contain customary representations and warranties, indemnification and other provisions customary for transactions of this nature. The ATA and Collaboration Agreement also include termination events, including failure to fund the Threshold Amount within the Threshold Term, or prolonged inability of Tetragon to operate due to insufficient financial resources.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 10 – SUPPLEMENTAL FINANCIAL INFORMATION

a.	Cost of revenues

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	in USD thousands		in USD thousands

Cost related to license revenues	312	84	1,383	190
Amortization of intangible asset in respect of license revenues	427	-	1,555	-
Cost of product sales	83	-	236	-
	822	84	3,174	190

b.
General and administrative expenses

In June 2025, the Company received payment of an outstanding $2.4 million receivable from its Asian sub-licensee, Gloria Biosciences. Due to concerns about the full collectability of this receivable as of December 31, 2024, a provision for doubtful accounts in the amount of $0.8 million had been recorded in the fourth quarter of 2024. Following receipt of the payment, the Company reversed the provision, which was credited to general and administrative expenses during the quarter ended June 30, 2025.